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                                                                      EXHIBIT 66

For Immediate Release

              RENTAL SERVICE CORPORATION CLARIFIES PRESS REPORTS

SCOTTSDALE, AZ-June 11, 1999-Rental Service Corporation (NYSE:RSV) ("RSC") announced today that it is clarifying statements attributed to a company spokesman which have been reported in the press. The company said that the spokesman's comments regarding United Rentals were solely intended to indicate that United Rentals would be given access to confidential information and RSC senior management, as would other parties, if United Rentals, or such other parties, signed a confidentiality/standstill agreement with RSC.

As previously stated in Rental Service's filings with the SEC, the range of strategic alternatives it is exploring could result in a strategic transaction involving RSC and a third party, an auction of RSC involving multiple parties, a recapitalization or a third party making an investment in RSC, or RSC remaining an independent company.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates 266 locations throughout the United States and Canada.

Contact information

Rental Service Corporation      Kekst and Company

Robert M. Wilson, 480/905-3300  Thomas Davies or David Kronfeld, 212/521-4800

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